Exhibit 12.1

Wabash National Corporation
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
($ in 000's)	March 31, 2010	2009	2008	2007	2006	2005

Earnings
Pretax income (loss)	(139,079)	(104,766)	(108,762)	24,688	16,302	74,056
Add: Total fixed charges	3,107	8,033	4,850	5,755	6,921	6,431
Less: Preferred Stock Dividends	(1,999)	(3,320)	—	—	—	—
Total Earnings	(137,971)	(100,053)	(103,912)	30,443	23,223	80,487

Fixed Charges
Interest Expense	1,027	4,379	4,657	5,755	6,921	6,431
Preferred Stock Dividends	1,999	3,320	—	—	—	—
Capital Lease Principal Payments	81	334	193	—	—	—
Total Fixed Charges	3,107	8,033	4,850	5,755	6,921	6,431

Fixed Charge Ratio	—	—	—	5.29	3.36	12.52

For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as pretax income (loss) plus fixed charges less preferred stock dividends.  Fixed charges include interest expense (including amortization of deferred financing costs), preferred stock dividends and principal payments made under capital lease obligations.